Exhibit 77(c)

              SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

A special meeting of shareholders of the Funds was held on February 21, 2002 to approve an amendment to the Registrant's Trust Instrument to remove the upper limit on the number of trustees that the Registrant's Board of Trustees may set from time to time (For: 164,114,622, Against: 5,024,560).